UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
resourcing the future

BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

Company Secretariat

29 November 2012

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

For announcement to the market

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held in Sydney, Australia on 29 November 2012 and BHP Billiton Plc ("Plc") held in London, United Kingdom on 25 October 2012.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom's Companies Act 2006 (as amended by The Companies (Shareholders' Rights) Regulations 2009) is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows: Business Votes For Votes Votes Result Against Abstained 1 To receive the 2012 Financial 2,937,356,945 18,402,089 21,942,973 CARRIED Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 2 To elect Pat Davies as a Director of 2,965,676,726 4,807,378 7,256,018 CARRIED each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 3 To re-elect Malcolm Broomhead as a 2,961,072,597 5,705,099 10,967,477 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 4 To re-elect Sir John Buchanan as a 2,879,472,089 78,799,456 19,461,282 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 5 To re-elect Carlos Cordeiro as a 2,964,368,970 6,657,205 6,700,092 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 6 To re-elect David Crawford as a 2,912,847,550 58,347,510 6,535,888 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 7 To re-elect Carolyn Hewson as a 2,965,242,045 6,187,563 6,302,216 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 8 To re-elect Marius Kloppers as a 2,941,887,645 29,507,209 6,320,696 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 9 To re-elect Lindsay Maxsted as a 2,949,067,944 22,096,679 6,577,129 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

10 To re-elect Wayne Murdy as a 2,965,844,306 5,192,078 6,704,181 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 11 To re-elect Keith Rumble as a 2,966,623,134 4,376,622 6,742,370 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 12 To re-elect John Schubert as a 2,924,431,445 46,731,418 6,570,389 CARRIED Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 13 To re-elect Shriti Vadera as a Director 2,963,968,801 6,791,941 6,975,035 CARRIED of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 14 To re-elect Jac Nasser as a Director 2,958,233,529 13,094,841 6,316,332 CARRIED of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) 15 To reappoint KPMG Audit Plc as the 2,934,922,274 18,625,394 24,136,108 CARRIED auditor of BHP Billiton Plc (an ordinary resolution) 16 To renew the general authority to 2,782,841,496 187,887,252 6,951,434 CARRIED issue shares in BHP Billiton Plc (an ordinary resolution) 17 To approve the authority to issue 2,856,788,723 113,606,973 7,325,454 CARRIED shares in BHP Billiton Plc for cash (a special resolution) 18 To approve the repurchase of shares 2,956,400,278 14,628,143 6,682,647 CARRIED in BHP Billiton Plc (a special resolution) 19 To approve the 2012 Remuneration 2,849,666,893 114,640,239 11,939,253 CARRIED Report (a non-binding ordinary resolution) 20 To approve the grant of Long-Term 2,889,501,021 76,463,066 11,654,228 CARRIED Incentive Performance Shares to Marius Kloppers (an ordinary resolution)

APPENDIX 1 BHP Billiton Limited & BHP Billiton Plc—Final Proxy Position Limited Plc 1 To receive the 2012 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,478,045,556 1,474,594,155 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,428,825,777 1,459,900,990 ? was to vote against the resolution 3,870,646 14,497,919 ? was to abstain on the resolution 19,656,634 2,271,751 ? may vote at the proxy's discretion 45,349,133 195,246 2 To elect Pat Davies as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,492,659,959 1,474,683,948 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,443,460,028 1,473,494,376 ? was to vote against the resolution 3,808,128 985,308 ? was to abstain on the resolution 5,081,465 2,182,360 ? may vote at the proxy's discretion 45,391,803 204,264 3 To re-elect Malcolm Broomhead as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,360,939 1,470,289,663 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,443,278,115 1,469,250,611 ? was to vote against the resolution 4,826,941 835,755 ? was to abstain on the resolution 4,386,341 6,575,840 ? may vote at the proxy's discretion 45,255,883 203,297 4 To re-elect Sir John Buchanan as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,367,480 1,461,777,759 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy—

? was to vote for the resolution 1,426,891,492 1,404,414,674 ? was to vote against the resolution 21,239,652 57,165,667 ? was to abstain on the resolution 4,366,651 15,088,547 ? may vote at the proxy's discretion 45,236,336 197,418 5 To re-elect Carlos Cordeiro as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,230,323 1,474,683,484 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,442,779,649 1,473,091,375 ? was to vote against the resolution 5,162,884 1,392,590 ? was to abstain on the resolution 4,497,607 2,182,463 ? may vote at the proxy's discretion 45,287,790 199,519 6 To re-elect David Crawford as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,390,884 1,474,689,760 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,439,651,273 1,424,653,495 ? was to vote against the resolution 8,423,215 49,835,069 ? was to abstain on the resolution 4,343,644 2,176,548 ? may vote at the proxy's discretion 45,316,396 201,196 7 To re-elect Carolyn Hewson as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,617,943 1,474,688,874 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,442,567,074 1,474,227,220 ? was to vote against the resolution 5,830,889 257,357 ? was to abstain on the resolution 4,114,018 2,177,434 ? may vote at the proxy's discretion 45,219,980 204,297 8 To re-elect Marius Kloppers as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,576,824 1,474,698,546 exercisable by all proxies validly appointed

? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,432,822,970 1,460,765,846 ? was to vote against the resolution 15,672,642 13,732,949 ? was to abstain on the resolution 4,134,507 2,167,762 ? may vote at the proxy's discretion 45,081,212 199,751 9 To re-elect Lindsay Maxsted as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,366,729 1,474,682,400 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,427,630,144 1,472,826,246 ? was to vote against the resolution 20,407,374 1,652,857 ? was to abstain on the resolution 4,376,325 2,183,908 ? may vote at the proxy's discretion 45,329,211 203,297 10 To re-elect Wayne Murdy as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,241,145 1,474,683,812 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,443,500,989 1,473,650,983 ? was to vote against the resolution 4,348,180 830,401 ? was to abstain on the resolution 4,500,722 2,182,496 ? may vote at the proxy's discretion 45,391,976 202,428 11 To re-elect Keith Rumble as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,197,259 1,474,685,470 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,443,861,962 1,474,097,627 ? was to vote against the resolution 3,977,007 383,814 ? was to abstain on the resolution 4,546,169 2,180,838 ? may vote at the proxy's discretion 45,358,290 204,029 12 To re-elect John Schubert as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,425,975 1,474,615,805 exercisable by all proxies validly appointed

? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,442,166,590 1,433,643,465 ? was to vote against the resolution 5,936,598 40,774,615 ? was to abstain on the resolution 4,308,579 2,250,503 ? may vote at the proxy's discretion 45,322,787 197,725 13 To re-elect Shriti Vadera as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,492,978,536 1,474,676,192 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,441,445,310 1,473,883,952 ? was to vote against the resolution 6,172,937 591,904 ? was to abstain on the resolution 4,760,143 2,190,116 ? may vote at the proxy's discretion 45,360,289 200,336 14 To re-elect Jac Nasser as a Director of each of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,493,518,188 1,474,685,423 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,442,404,206 1,467,318,229 ? was to vote against the resolution 5,894,343 7,162,847 ? was to abstain on the resolution 4,138,149 2,180,885 ? may vote at the proxy's discretion 45,219,639 204,347 15 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,492,201,919 1,458,259,161 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,442,110,310 1,444,330,958 ? was to vote against the resolution 4,805,076 13,725,034 ? was to abstain on the resolution 5,491,893 18,607,146 ? may vote at the proxy's discretion 45,286,533 203,169 16 To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution) ? Total number of proxy votes 1,492,890,158 1,474,726,890 exercisable by all proxies validly appointed

? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,422,600,792 1,311,659,559 ? was to vote against the resolution 25,000,082 162,861,049 ? was to abstain on the resolution 4,800,059 2,139,418 ? may vote at the proxy's discretion 45,289,284 206,282 17 To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution) ? Total number of proxy votes 1,492,589,955 1,474,714,527 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,436,691,205 1,371,457,597 ? was to vote against the resolution 10,509,151 103,053,444 ? was to abstain on the resolution 5,141,230 2,151,781 ? may vote at the proxy's discretion 45,389,599 203,486 18 To approve the repurchase of shares in BHP Billiton Plc (a special resolution) ? Total number of proxy votes 1,493,184,876 1,474,739,387 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,437,595,822 1,470,315,795 ? was to vote against the resolution 10,364,898 4,223,682 ? was to abstain on the resolution 4,543,836 2,126,471 ? may vote at the proxy's discretion 45,224,156 199,910 19 To approve the 2012 Remuneration Report (a non-binding ordinary resolution) ? Total number of proxy votes 1,487,842,687 1,474,208,992 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,397,911,851 1,406,569,411 ? was to vote against the resolution 46,558,581 67,443,616 ? was to abstain on the resolution 8,898,853 2,657,313 ? may vote at the proxy's discretion 43,372,255 195,965 20 To approve the grant of Long-Term Incentive Performance Shares to Marius Kloppers (an ordinary resolution) ? Total number of proxy votes 1,489,285,515 1,474,008,842 exercisable by all proxies validly appointed ? Total number of proxy votes in respect of which the appointments specified that the proxy— ? was to vote for the resolution 1,400,489,007 1,444,066,706

? was to vote against the resolution 46,278,900 29,750,858 ? was to abstain on the resolution 8,431,619 2,857,465 ? may vote at the proxy's discretion 42,517,608 191,278

APPENDIX 2 Additional Information For the purposes of section 341 of the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 25 October 2012) are: Item of Business Votes cast %* 1 Receipt of the Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2012 69.04% 2 Election of Pat Davies as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 3 Re-election of Malcolm Broomhead as a Director of each of BHP Billiton Plc and BHP Billiton Limited 68.84% 4 Re-election of Sir John Buchanan as a Director of each of BHP Billiton Plc and BHP Billiton Limited 68.45% 5 Re-election of Carlos Cordeiro as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 6 Re-election of David Crawford as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 7 Re-election of Carolyn Hewson as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 8 Re-election of Marius Kloppers as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 9 Re-election of Lindsay Maxsted as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 10 Re-election of Wayne Murdy as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 11 Re-election of Keith Rumble as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 12 Re-election of John Schubert as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 13 Re-election of Shriti Vadera as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05%

14 Re-election of Jac Nasser as a Director of each of BHP Billiton Plc and BHP Billiton Limited 69.05% 15 Reappointment of KPMG Audit Plc as auditor of BHP Billiton Plc 68.28% 16 Renewal of the general authority to issue shares in BHP Billiton Plc 69.05% 17 Approval of the authority to issue shares in BHP Billiton Plc for cash 69.05% 18 Approval of the repurchase of shares in BHP Billiton Plc 69.05% 19 Approval of the 2012 Remuneration Report 69.03% 20 Approval of the grant of Long-Term Incentive Performance Shares to Executive Director 69.02% *This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement. BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209 Registered in Australia Registered in England and Wales Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Registered Office: Neathouse Place London SW1V 1BH United Kingdom The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 29, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary